UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 6, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Prospect Global Resources Inc.

File No. 1-35590 - CF#28931

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       Prospect Global Resources Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 22, 2012.

       Based on representations by Prospect Global Resources Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.1   through October 22, 2022

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Craig E. Slivka
       Special Counsel